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                                                                                           OMB APPROVAL
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 FORM 3                                                                            Expires:
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                                                                                   hours per response .... 0.5
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                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                                     WASHINGTON, DC 20549

                                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                                         Section 17(a)
                              of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                             of the Investment Company Act of 1940




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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or         6. If Amendment, Date
 LIBERTY MEDIA CORPORATION                    Statement                     Trading Symbol                       of Original
----------------------------------------      (Month/Day/Year)               ON COMMAND CORPORATION (ONCO)       (Month/Day/Year)
     (Last)     (First)     (Middle)          MARCH 28,2000              ------------------------------------
 9197 SOUTH PEORIA STREET                  ----------------------------  5. Relationship of Reporting         7. Individual or
----------------------------------------   3. IRS or Social Security          Person to Issuer                   Joint/Group Filing
             (Street)                         Number of Reporting           (Check all applicable)               (check applicable
                                              Person (Voluntary)         ----- Director   -(X)-  10% Owner       box)
     ENGLEWOOD, COLORADO 80112                                           ----- Officer    -----  Other (specify  [ ] Form filed by
--------------------------------------     ----------------------------  (give title below)            below)        One Reporting
      (City)      (State)      (Zip)                                                                                 Person
                                                                               ---------------------------       [X] Form filed by
                                                                                                                     More than One
                                                                                                                     Reporting
                                                                                                                     Person
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             TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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COMMON STOCK                                   17,150,299                           I                    BY ASCENT ENTERTAINMENT
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                                                                                                         GROUP, INC. (1)
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*If the form is filed by more than one reporting person see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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SERIES A WARRANTS           IMMEDIATELY    OCTOBER 7, 2003   COMMON      1,123,792   $15.27 PER       I      BY ASCENT ENTERTAINMENT
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                                                             STOCK                    SHARE                  GROUP, INC. (1)
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Explanation of Responses: (1)The shares and Series A Warrants shown are owned by
Ascent Entertainment Group, Inc., a Delaware corporation ("Ascent"). Pursuant to the Agreement and Plan of Merger ("Merger Agreement") among Liberty Media
Corporation ("Liberty"), Ascent and Liberty's indirect wholly owned subsidiary
("Merger Sub"), Merger Sub acquired approximately 85% of the outstanding common stock of Ascent through a cash tender offer which expired at midnight on March
27, 2000. The Merger Agreement also provides that Merger Sub will be merged with and into Ascent and the outstanding common shares of Ascent not tendered and purchased by Merger Sub will be cancelled and converted into the right to receive $15.25 in cash. Following such merger, Ascent will be an indirect wholly owned subsidiary of Liberty.


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                                                                                     /s/ Charles Y. Tanabe                 4/7/00
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   ------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                     Charles Y. Tanabe
Note. File three copies of this Form, one of which must be manually signed.          Senior Vice President and      Page 2
      If space provided is insufficient, See Instruction 6 for procedure.            General Counsel                SEC 1473 (7/96)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                              JOINT FILER INFORMATION:

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
Name:                                                 Ascent Entertainment Group, Inc.

Address:                                              1225 Seventeenth Street, Suite 1800
                                                      Denver, Colorado 80202

Designated Filer:                                     Liberty Media Corporation

Issuer & Ticker Symbol:                               On Command Corporation (ONCO)

Date of Event Requiring
Statement:                                            March 28, 2000

Signature:                                            Ascent Entertainment Group, Inc.

                                                      By:      /s/ Charles Y. Tanabe
                                                          ------------------------------
                                                      Name:   Charles Y. Tanabe
                                                      Title:  Senior Vice President
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